Exhibit 99.2
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Scotiabank announces dividend on common shares

    TORONTO, March 6 /CNW/ - Scotiabank today announced a dividend of 42 cents per common share for the quarter ending April 30, 2007, payable on
April 26, 2007, to shareholders of record at the close of business on April 3,
2007.
    The Bank also declared the following dividends on Non-Cumulative
Preferred Shares for the quarter ending April 30, 2007, payable on April 26,
2007, to shareholders of record at the close of business on April 3, 2007:

    <<
    -   Series 12, Dividend No. 35 of $0.328125 per share;
    -   Series 13, Dividend No. 8 of $0.30 per share.
    -   Series 14, Dividend No. 1 of $0.28356 per share.
    >>

    Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Paula Cufre, Scotiabank Public Affairs, (416)
933-1093/
    (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank; Company Earnings

CNW 07:37e 06-MAR-07